Exhibit 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

Xcel Brands, Inc

(Exact Name of Registrant as Specified in its Charter)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, par value $0.001 per share	4,000,000	$1.53	$6,120,000	$567.32

(1)	Plus an indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of computing the registration fee, based on the last reportable trade of our common stock on April 14, 2022, as reported on the Nasdaq Stock Market.
(3)	$92.70 per $1,000,000.